May 4, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Mitchell Austin, Attorney-Advisor
Patrick Gilmore, Accounting Branch Chief
Joyce Sweeney, Staff Accountant

Re:	Zoosk, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on April 16, 2014
File No. 333-195320

Ladies and Gentlemen:

On behalf of Zoosk, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-195320), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 16, 2014, and most recently amended on May 1, 2014 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Securities and Exchange Commission

May 4, 2015

Please send copies of the written order granting withdrawal of the Registration Statement to Jeffrey R. Vetter of Fenwick & West LLP, the Company’s counsel, via email at jvetter@fenwick.com or via facsimile at (650) 938-5200.

Should you have any questions regarding this matter, please contact Jeffrey R. Vetter at (650) 335-7631 or, in his absence, Ran D. Ben-Tzur at (650) 335-7613.

Very truly yours,

/s/ Kelly S. Steckelberg

Kelly S. Steckelberg
President and Chief Executive Officer

cc (via e-mail):

Eric R. Barnett, Esq.

Yun Yun Huang, Esq.

Cynthia C. Hess, Esq.